Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593

May 22, 2020

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II –

Post-Effective Amendment No. 1 to Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Owl Rock Capital Corporation II (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 1 to the Company’s registration statement on Form N-2, filed with the Commission on May 22, 2020 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-232183), (i) initially filed with the Commission on June 18, 2019 and (ii) amended by the filing of the pre-effective amendment thereto on October 3, 2019, and (iii) declared effective on October 4, 2019, except for the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree at (202) 383-0206.

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Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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